Filed pursuant to Rule 424(b)(3)

Registration No. 333-234650

SUPPLEMENT NO. 1

(to proxy statement / prospectus

dated October 9, 2020)

KBL MERGER CORP. IV

This Supplement No. 1 to the proxy statement / prospectus of KBL Merger Corp. IV (“KBL”) dated October 9, 2020 (the “Original Prospectus”) is being filed solely for the purpose of supplementing and updating the information contained in the Original Prospectus, relating to the special meeting of the stockholders of KBL described therein (the “special meeting”), to change the date of the special meeting from October 26, 2020 to November 5, 2020.

As a result of this change, the special meeting will now be held at 10:00 a.m., local time, on Thursday, November 5, 2020, at the offices of KBL located at 30 Park Place, Suite 64B, New York, NY 10007.

Also as a result of the change of the date for the special meeting, the date and time by which stockholders seeking to exercise redemption rights must tender their public shares physically or electronically and submit a request in writing that we redeem their public shares for cash to our transfer agent, Continental Stock Transfer & Trust Company, is being extended to 5:00 p.m., Eastern Time, on November 3, 2020 (two business days before the special meeting).

We have determined to postpone the special meeting so that it better aligns with the anticipated timing of the closing of the proposed business combination as contemplated by the Business Combination Agreement, dated as of July 25, 2019, by and among KBL, KBL Merger Sub, Inc., 180 Life Sciences Corp., Katexco Pharmaceuticals Corp., CannBioRex Pharmaceuticals Corp., 180 Therapeutics L.P., and Lawrence Pemble, in his capacity as stockholder representative (the “Business Combination Agreement”).

Other than as set forth in this supplement, the information contained in the Original Prospectus, including the proposals described therein, remain unchanged. On or about October 12, 2020, we mailed the Original Prospectus to holders of record of our common stock as of the close of business on September 30, 2020. This supplement should be read in conjunction with the Original Prospectus, which contains important information about KBL, the special meeting and the proposals on which our stockholders are being asked to vote at the special meeting, including, without limitation, those proposals relating to the proposed business combination contemplated by the Business Combination Agreement. If there is any inconsistency between the information in the Original Prospectus, and this supplement, you should rely on the information in this supplement. We urge you to read the Original Prospectus carefully.

We will continue to solicit proxies from stockholders during the period prior to the special meeting. Only the holders of our common stock as of the close of business on September 30, 2020, the record date for the special meeting, are entitled to vote at the special meeting.

The date of this supplement is October 23, 2020